UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-25837

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

233 South Wacker Drive, Suite 4200, Chicago, Illinois 60606-6303

(312) 496-1200

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and the Investment Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 4 to the financial statements, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, effective January 1, 2008.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 23, 2009

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
Assets:

Investments, at fair value:
Mutual funds	$64,800,474	$90,804,150
Common collective trust	28,178,108	24,017,454
Heidrick & Struggles International, Inc. Stock Fund	5,799,651	9,790,126
Participant loans	632,549	570,529

Net assets reflecting investments, at fair value	99,410,782	125,182,259

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	368,380	(181,727)

Net assets available for benefits	$99,779,162	$125,000,532

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

Investment income (loss):
Interest and dividend income	$4,618,595
Interest on participant loans	47,419
Net realized depreciation on sale of investments	(3,036,846)
Net unrealized depreciation in fair value of investments	(31,332,392)

Total investment loss	(29,703,224)

Contributions:
Participants	6,714,509
Company	2,024,183
Rollovers	661,630

Total contributions	9,400,322

(20,302,902)

Deductions from net assets attributed to:
Benefits paid to participants	4,903,281
Administrative expenses	15,187

Total deductions	4,918,468

Net decrease	(25,221,370)
Net assets available for benefits:
Beginning of year	125,000,532

End of year	$99,779,162

The accompanying notes to financial statements are an integral part of these statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established as of January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The plan sponsor is Heidrick & Struggles, Inc. (the Company), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (HSII). The Plan is a defined contribution plan established for the benefit of the Company’s eligible employees.

The Plan provides for elective contributions on the part of the participating employees and for employer matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and provisions of the Internal Revenue Code of 1986 (IRC), as amended, as it pertains to plans intended to qualify under Section 401(a) of the IRC.

Vanguard Fiduciary Trust Company (VFTC) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records and assets of the Plan and assumes responsibility for the proper allocation of income among all participants’ accounts in the Plan. The Plan is administered by the Company’s 401(k) Profit Sharing and Retirement Plan Administrative Committee (the Committee), which is delegated its authority from the Company at the discretion of HSII. The members of the Committee are appointed by the HSII Global Retirement Plans Committee, a subcommittee of the board of HSII.

Contributions

After completing 30 days of service and attaining age 21, participants may contribute up to 50% of their eligible compensation up to the maximum allowed by the IRC. For 2008, the Company matched contributions of those participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $4,000 or 3% of a participant’s compensation (maximum of $6,900). In 2007, the Company matched contributions of those participants with a minimum of one year of service on a one-for-one basis up to a maximum employer matching contribution per participant of $3,500 or 2.5% of a participant’s compensation (maximum of $5,625). Additionally, the Company’s Compensation Committee has the option of making discretionary contributions to benefit all participants with a minimum of one year of service. This discretionary amount is determined each year by the Company’s Compensation Committee. For the 2008 and 2007 plan years, the Company’s Compensation Committee elected not to make a discretionary contribution. See Note 9, Subsequent Event.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants must have been employed by the Company on the last day of the plan year in order to vest in the Company’s matching contributions.

Vesting in the Company’s discretionary contributions made before the 2007 plan year and earnings thereon commences after three years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after three years of service, 40% vested after four years of service, 60% vested after five years of service, 80% vested after six years of service, and 100% vested after seven years of service. Nonvested portions of Company discretionary contributions are forfeited in accordance with the terms of the Plan and are used to reduce the Company’s future contribution.

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $166,215 and $314,370, respectively. These amounts are held in a separate Plan account established by the Company for this purpose and will be used to reduce future employer contributions. In 2008, the Company used $254,979 from forfeited nonvested accounts to fund its matching contributions.

Participant Accounts

Participants may direct their account balance among the various investment options offered by the Plan. Each participant’s account is credited with his or her contributions, the employer matching contributions, and an allocation of the employer discretionary contribution, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. As of December 31, 2008 and 2007, there were 937 and 908 participants in the Plan, respectively.

Payment of Benefits

When a participant terminates his or her employment with the Company and elects to receive a distribution, the participant’s vested account may be rolled over to a qualified plan or be distributed as a lump-sum amount to the participant or to the participant’s designated beneficiary in the event of the participant’s death. If a terminated participant has prior money pension purchase monies and elects to receive a distribution, the participant’s vested account for those monies may only be (a) rolled over to a qualified plan, (b) distributed as a lump-sum amount, (c) applied toward the purchase of various types of annuities, or (d) distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant.

Loans to Participants

Participants may borrow the lesser of $50,000 less the highest outstanding loan balance, if any, during the preceding twelve months or one-half of their vested account balance in the Plan, exclusive of the Heidrick & Struggles International, Inc. Stock Fund, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% (5.00% - 9.25% as of December 31, 2008). Principal and interest are paid ratably through payroll deductions.

Administrative Fees

Administrative and trustee fees related to the general administration of the Plan are paid by the Plan. The Company provides certain administrative services to the Plan and pays substantially all other expenses of the Plan. Administrative and trustee fees not paid by the Company are charged to the participant’s account.

Plan Termination

Although it has not expressed an interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall then be distributed to participant accounts in such a manner as the Company shall determine.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Heidrick & Struggles International, Inc. Stock Fund is valued at its year-end closing share price (comprised of year-end market price plus uninvested cash position). Other equity securities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Fixed income securities are valued using the last quoted bid price. Participant loans are recorded at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for investments in the Heidrick & Struggles International, Inc. Stock Fund and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payments of Benefits

Benefits are recorded when paid.

3. Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2008:

2008
American Funds EuroPacific Growth Fund; R-4 Class	$7,229,606
PIMCO Total Return Fund; Institutional Class	11,767,007
Vanguard Total Stock Market Index Fund Investor Shares	8,998,627
Vanguard Wellington Fund Investor Shares	7,374,069
Vanguard Brokerage Option Fund	6,643,599
Vanguard Retirement Savings Trust, at contract value	28,546,488
Heidrick & Struggles International, Inc. Stock Fund	5,799,651

The following table presents the investments that represent 5% or more of the Plan’s net assets at December 31, 2007:

2007
American Funds EuroPacific Growth Fund; R-4 Class	$12,171,694
PIMCO Total Return Fund; Institutional Class	10,221,136
Vanguard PRIMECAP Fund	7,078,372
Vanguard Strategic Equity Fund	9,673,644
Vanguard Total Stock Market Index Fund Investor Shares	13,738,955
Vanguard Wellington Fund Investor Shares	10,598,904
Vanguard Windsor II Fund Investor Shares	8,885,971
Vanguard Brokerage Option Fund	8,025,586
Vanguard Retirement Savings Trust, at contract value	23,835,727
Heidrick & Struggles International, Inc. Stock Fund	9,790,126

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value as follows:

Mutual funds	$(30,258,319)
Heidrick & Struggles International, Inc. Stock Fund	(4,110,919)

Total	$(34,369,238)

4. Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007:

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Fully Benefit-Responsive Investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. See Note 5 Fully Benefit-Responsive Investment Contracts.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$64,800,474	—	—	$64,800,474
Common stocks	5,799,651	—	—	5,799,651
Fully Benefit-Responsive Investment Contract	—	28,178,108	—	28,178,108
Participant loans	—	—	632,549	632,549

Total assets at fair value	$70,600,125	$28,178,108	$632,549	$99,410,782

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Beginning of year	$570,529
Issuances and settlements (net)	62,020

End of year	$632,549

5. Fully Benefit-Responsive Investment Contracts

The Vanguard Retirement Savings Trust (the Trust) holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts) in the Trust. These Contracts are reported at estimated fair value as reported by the investment manager. The estimated fair value of the Contracts is based on current interest rates for similar investments with like maturities at December 31, 2008 and 2007. These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in Note 2: Summary of Significant Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan or (3) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; a breach of material obligations under the Contracts and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio. During the year ended December 31, 2008, the average annual yield earned by the Trust was 3.67% and the average annual yield paid to participants was 3.38%. During the year ended December 31, 2007, the average annual yield earned by the Trust was 4.71% and the average annual yield paid to participants was 4.44%. Average annual yields are reported as of the Trust’s fiscal year end. During 2007, the Trust changed its fiscal year end from September 30 to December 31.

6. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group, an affiliate of VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2008, the Plan’s HSII Stock Fund held $17,195 of cash and 268,452 shares of HSII common stock with a cost of $459,315 and a current value of $5,782,456. This represents 1.64% of HSII’s outstanding stock at December 31, 2008. During the year ended December 31, 2008, there were no shares sold or distributed to participants. There were 5,800 shares purchased during the year ended December 31, 2008, at a weighted average price of $25.28 per share, for total purchases of $146,678.

As of December 31, 2007, the Plan’s HSII Stock Fund held $43,110 of cash and 262,652 shares of HSII common stock with a cost of $325,211 and a current value of $9,747,016. This represents 1.52% of HSII’s outstanding stock at December 31, 2007. During the year ended December 31, 2007, 50,900 shares were sold at a weighted average price of $47.58 per share, or total sales of $2,421,042. There were 1,378 shares distributed to participants during the year ended December 31, 2007. There were 1,300 shares purchased during the year ended December 31, 2007, at a weighted average price of $37.41 per share, for total purchases of $48,646.

7. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 23, 2005, that the Plan and related trust, as amended and restated effective January 1, 2003, including the First Amendment thereto, are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500:

Net assets available for benefits per the financial statements	$99,779,162
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts	(368,380)

Net assets available for benefits per the Form 5500	$99,410,782

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a common collective trust relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts represents a reconciling item.

9. Subsequent Event

The Plan was amended effective January 1, 2009 to permit eligible employees to begin making elective contributions to the Plan as of their date of employment with the Company. Additionally, the Plan was amended to suspend the Company matching contributions for the 2009 Plan year.

HEIDRICK & STRUGGLES, INC.

401 (k) PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Current value
American Funds	American Funds EuroPacific Growth Fund R-4 Class; 262,322 shares	$7,229,606
Harbor Fund	Harbor Small Cap Value; Investor Class; 212,312 shares	2,783,412
PIMCO	PIMCO Total Return Fund; Institutional Class; 1,160,454 shares	11,767,007
*Vanguard Group	Vanguard PRIMECAP Fund; 105,155 shares	4,683,606
*Vanguard Group	Vanguard Strategic Equity Fund; 418,084 shares	4,891,586
*Vanguard Group	Vanguard Target Retirement 2005; 50,321 shares	487,610
*Vanguard Group	Vanguard Target Retirement 2015; 135,161 shares	1,290,785
*Vanguard Group	Vanguard Target Retirement 2025; 142,483 shares	1,320,819
*Vanguard Group	Vanguard Target Retirement 2035; 182,962 shares	1,692,396
*Vanguard Group	Vanguard Target Retirement 2045; 118,528 shares	1,134,315
*Vanguard Group	Vanguard Target Retirement Income Fund; 25,330 shares	241,139
*Vanguard Group	Vanguard Total Stock Market Index Fund Investor Shares; 412,781 shares	8,998,627
*Vanguard Group	Vanguard Wellington Fund Investor Shares; 301,845 shares	7,374,069
*Vanguard Group	Vanguard Windsor II Fund Investor Shares; 223,019 shares	4,261,898
*Vanguard Group	Vanguard Brokerage Option Fund	6,643,599
*Vanguard Group	Vanguard Retirement Savings Trust; 28,546,488 shares	28,178,108
*Heidrick & Struggles International, Inc.	Heidrick & Struggles International, Inc. Stock Fund; 268,452 shares	5,799,651
*Plan Participant Loans	Loans to Participants; interest rates range from 5.00% - 9.25%; maturity dates range through 2013.	632,549

Total		$99,410,782

*	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2009	Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan

	By:	/s/ Adrienne Voltattorni
Director, Global Benefits Chair, 401(k) Profit Sharing and Retirement Plan Administrative Committee